

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 24, 2008

Cheryl A. Dragoo
Assistant Treasurer
Bowl America
6446 Edsall Road
Alexandria, Virginia 22312

RE: Bowl America Incorporated
        Form 10-K for the fiscal year ended June 29, 2008
        and Schedule 14A filed October 27, 2008
        File No. 001-07829

Dear Ms. Dragoo:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In this comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

General

1. We note that Selected Financial Data (Item 6), Management's Discussion & Analysis (Item 7), and Financial Statements (Item 8) do not appear to be properly incorporated by reference into the 10-K and are not identified as exhibits. Please amend your 10-K to include, or properly incorporate by reference and identify as exhibits, the discussions on pages 9-26. Alternatively, please advise us why you believe an amendment is unnecessary.

Executive Compensation, page 4

2. We note that you awarded bonuses to Mr. Goldberg equal to 2% of the Corporation's annual net income prior to income taxes in excess of $2.5M. Please consider whether Mr. Goldberg's award was a bonus or non-equity incentive award. To the extent that Mr. Goldberg's award was based upon the attainment of certain performance targets, please note that the award should be reported in the non-equity incentive compensation plan column. In addition, you should include qualitative and quantitative disclosure regarding the incentive plan, including disclosure of all performance targets. Please confirm that you will comply with this comment in future filings.

Management's Discussion and Analysis, page 10

General

3. Pursuant to FR-72, please revise the disclosures in MD&A with respect to the following general areas:

    - The overall presentation of MD&A (prominence of important information, providing an executive-level overview, use of tables to present dollar and percentage changes in material accounts rather than in sentence form, etc.); and

    - The focus and content of MD&A (focus on material information, identification and disclosure of known trends and uncertainties, discussion and analysis of both past and prospective financial matters).

Liquidity and Capital Resources, page 10

4. We note that you hold significant amounts of cash and cash equivalents, short-term investments, and marketable equity securities. In this regard, please expand your disclosure to discuss your overall investment philosophy and asset allocation policy. Also, discuss the reasons why your stock portfolio is invested primarily in telecommunication stocks.

Results of Operations, page 10

5. As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Accordingly, please revise to discuss and analyze underlying

causes of all material changes in results of operations. For example, you state that revenues were reduced due to reduced bowling revenues and food, beverage and merchandise sales, but you do not discuss any underlying causes for the reduction in revenues, or whether these declines are indicative of a trend.

Consolidated Financial Statements

Consolidated Statements of Earnings and Comprehensive Earnings, page 15

6. We note you have excluded "Gain on sale of land, buildings and equipment" from operating income. As we previously stated in our comment letter dated March 9, 2006, and pursuant to the guidance in paragraph 45 of SFAS 144, these types of gains should be classified within operating income in your consolidated statement of earnings. Although you included such gains in operating income in your fiscal 2006 Form 10-K, your current presentation excludes these gains. Please explain.

Note 2 – Cash and cash equivalents, page 21

7. Since there are many different types of money market funds and repurchase agreements, please describe your specific arrangements and discuss the risks involved.

Note 5 – Commitments and Contingencies, page 23

8. We note that your business interruption insurance recoveries in fiscal years 2007 and 2008 have been included in operating revenues. However, as discussed in the Issue Summary related to EITF 01-13, these insurance recoveries should not be presented as revenues because they do not meet the definition of revenues in paragraph 78 of FASB Concepts Statement No. 6 (CON 6). Please reclassify such amounts in future filings and make all necessary revisions to the discussion of your results of operations in MD&A.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324, Daniel Morris at (202) 551-3314 or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief